 SC 13D Exhibit A

EXHIBIT A

Minerva Advisors
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
484-434-2258 / Fax 484-270-3248
david@minerva-adv.com

April 22, 2019
Mr. John A. Beckert
VIA: Fax 214-977-8285

Dear Mr. Beckert,

We write to you as committed long-term investors in A.H. Belo and as one of the company's largest institutional shareholders. We have been shareholders for well over a decade, and were shareholders in the combined broadcast/newspaper entity prior to its split, as well as being investors in the broadcast business until the time of its sale. For most of that period, we have been supportive of the companies and their managements and boards. We are also subscribers to the DMN digital product and are highly mindful of the central role the DMN plays in the life of Metro Dallas.

In recent years, we have become increasingly concerned about the strategic direction of AHC and the plight of its outside shareholders. As the struggles of the print business have intensified and all of the company's non-DMN newspapers were sold, it has become clear to us that, in an era of elevated public company governance costs, AHC has no business remaining publicly traded. We have previously conveyed that opinion to management, but the company instead responded by embarking upon an ill-conceived effort to diversify into digital marketing, a highly competitive business in which AHC had no apparent competitive advantage. We expressed this sentiment to management as well, and were told that the connection with the DMN would provide additional opportunity for the marketing business, and that the DMN's top line would benefit as well. The company's 2018 10-K offers some insight as to who was right. The Publishing business shrank by 17% relative to 2017. We understand that the business environment for print journalism is difficult. However, the same cannot be said for digital marketing, and yet the company's digital marketing business shrank by 36% during 2018. We assumed that this strategic debate was settled until we saw a DMN article last week indicating the company had just acquired another digital marketing business in Tulsa. We have repeatedly beseeched the company to return some of the excess cash on the balance sheet to shareholders and repeatedly been told that it was important to preserve this liquidity in order to maximize strategic flexibility going forward. Prior to this latest acquisition, almost $25 million had been expended on the digital marketing effort and it is unclear to us what the return on that investment has been. It has certainly not put AH Belo on a sustainable path.

Until recently, we have viewed these differences in opinion as variations in business judgment. The filing of the company's 2019 proxy statement, however, has changed our perspective. Given that insiders are protected by their ownership of super-voting B shares which allow them to control AH Belo despite owning only 12.8% of its shares, we realized that we were going to have to be patient until they realized the strategic error they were making. It never entered our minds that the shareholders would have to continue to stand in line waiting for the cash they own while the Board paid out (or committed to pay out) meaningful sums to the managers and to themselves. The proxy is a slow read, and a little light on plain English, so we will list a few of the items worth reporting on:

  The six outside board members own about 208,000 shares of stock, worth about $800,000 at the current market price. Their combined Board fees for last year were over $800,000. This raises some doubt in our minds as to how much belief they have in AHC stock as an investment. The majority of these directors are described in their biographies as investors and they presumably had access to capital with which to buy shares if they felt compelled to do so. Their reticence to invest speaks volumes. None of them is described as having media or digital marketing experience.
  Among the benefits of board membership is participation in AHC's Incentive Compensation Plan, in the form of Restricted Stock Unit awards, which are supposed to align the interests of insiders with those of actual shareholders. These units typically vest over time, but on December 10, the Board accelerated the vesting of its own units and cashed themselves out at the then current market price. Given how poor AHC's fourth quarter was (and how late in the quarter it was when they cashed out), they benefited from this timing and avoided the losses associated with holding the stock. This opportunity was not available to outside stockholders. Perhaps there is a good reason for the directors to give up the potential upside associated with future ownership of the stock, but it is definitely not explained in the proxy. For 2019 and beyond, the directors have given up all non-cash compensation, in favor of cash increases. At best, the signal they are sending about the company's future is unfortunate. If the Board is trying to protect shareholders from additional dilution, a more aggressive stock buyback would be more impactful and send a clearer message.
  Former CEO James Moroney, whom we believe was the architect of the company's digital marketing initiative, retired last May. Nevertheless, he received his full cash bonus for the year based upon his achievement of his "individual objectives", causing us to wonder how ambitious they were if they could be fulfilled in fewer than five months. His total proxy compensation is listed as $2,172,893, which is a substantial sum for a company so focused on cost containment. Despite that compensation, Mr. Moroney has been a constant seller of his shares in the company since January. This sends another very negative message to current and potential shareholders.
  Finally, the Board has not neglected the two most senior non-director employees, Grant Moise, Publisher of the DMN, and Timothy Storer, President of Belo & Company, which is everything other than the DMN. Mr. Storer joined AHC when his business was acquired as part of the digital marketing initiative. His proxy compensation has been over $1 million annually since he arrived. Despite the disastrous 2018 performance by digital marketing, he still managed to receive a financial performance bonus which was 55% of his target. He was also the recipient of the Board's largesse with regard to his RSU's which were cashed out in the same manner as the Board's units, for roughly $400,000. Worse yet, Mr. Storer traded future RSU's which were contingent on performance during 2020 and 2021 for a $1 million cash payment in January of 2019. For a senior officer who owns relatively little stock, these RSU's should serve the important purpose of helping him to look through the eyes of a shareholder. Mr. Moise also received the RSU cash-out, albeit in the more modest amount of $130,000. His proxy compensation for the last two years has also been almost $2 million cumulatively. Crucially, both of these executives have large severance agreements in place in the event of a change in control, almost $3 million in the case of Mr. Storer and almost $2 million in the case of Mr. Moise. That is additional cash that neither shareholders, DMN customers, nor the Metro Dallas media ecosystem will benefit from should the company be sold.

The preceding is by no means intended to be an exhaustive review of the recently issued proxy. Taken as a whole, however, it bespeaks a lack of respect for the rights of the vast majority of shareholders who don't have a seat at the board table. And given the poor performance of both the business and the stock in recent years, we believe the time for patience is past and the time for action is now. We have engaged constructively with management for a number of years and have generally felt that our perspective was listened to respectfully, but as we reflect on the company's recent trajectory, we believe our input was ignored at a substantial cost to the shareholders.

Presently, the company's stock price implies a valuation which is roughly equal to the cash on its balance sheet plus the expected proceeds from the sale of the former headquarters building. This situation has unfortunately persisted for some time now. Clearly, the DMN has substantial value to the residents of the Dallas area despite the fact that its implied stock market value is nominal. This gap serves neither the shareholders nor local residents. If the DMN is not being run in a sustainable manner, the long-term viability of the platform will not be assured and the shareholders' value will erode. We believe the former goal is best accomplished away from the scrutiny of the public markets. Given the amount of cash which has been expended on the Digital Marketing business (and how recent the expenditures are), we assume it has value, but without a strategic review it is unclear how that value relates to the investment which AHC has pumped into it. Surely, without that insight and in light of 2018's very poor operating results in the business, it is unreasonable to continue to spend more cash to make further acquisitions in this area.

At this point, we believe several actions are crucial to avoid further harm. First, we urge an immediate cessation of the use of cash for acquisitions and for insider compensation beyond salaries and incentive compensation based on financial performance. Second, we believe the long suffering shareholders should receive some of the cash on the balance sheet in the form of a special dividend or substantial one-time stock buyback. Third, we request that A.H. Belo retain an advisor to consider strategic options for the company and its two divisions. Management has previously indicated that current conditions do not justify a one-newspaper public company, and we believe that one of the roots of AHC's recent struggles is an effort to build the company to a size which would justify its status as a public company rather than undertaking an intellectually honest process to determine whether that status makes any sense.

We are deeply respectful of the Rock of Truth and its historical importance to the region. Many of the challenges with which AH Belo is wrestling are exogenous, and management and the Board have at least protected the company, its consumers, and its shareholders from the mountains of debt which have doomed many newspaper publishers. Survival, however, is a low standard for success. The stock has languished, or worse. Shareholders deserve better performance than that. And while the DMN has done the best it can in the face of the secular pressures it faces, we believe that private ownership would allow more flexibility and a better long term opportunity to flourish. The readers and Metro Dallas deserve that opportunity as well. Because the results of every Belo election are pre-ordained due to the existence of super-voting shares, we cannot employ the normal tools of democracy to make our case. It is our hope that this letter will encourage the Board to reconsider their apparent decision to maintain the status quo in a dramatically altered media landscape.

Respectfully,

/s/ David P. Cohen
David P. Cohen
President